Putnam Investments
One Post Office Square
Boston, MA 02109
September 26, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Kathy Churko

Re: Comments on registration statements and financial statements of The Putnam Funds

Dear Ms. Churko:

This letter responds to the comments that you provided telephonically to me on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Commission Staff”) on August 28, 2014 regarding the registration statements and/or financial statements of the following funds (each a “Fund”): Putnam Absolute Return 100 Fund, Putnam Absolute Return 300 Fund, Putnam Absolute Return 500 Fund, Putnam Absolute Return 700 Fund, Putnam Asia Pacific Equity Fund, Putnam Multi-Cap Core Fund and Putnam Short Duration Income Fund. For convenience of reference, I have summarized the Commission Staff’s comments before the responses by the Funds.

1. Comment: In the prospectus for Putnam Short Duration Income Fund dated November 30, 2013, the Example table does not, for the Fund’s class B shares, include the hypothetical expenses borne by a shareholder assuming that the shareholder redeemed class B shares at the end of each of the 1-, 3-, 5- and 10-year periods, as required by Item 3 of Form N-1A. Please state how the Fund intends to correct this omission. Please also describe the steps the Fund plans to take to address purchases of class B shares made under this prospectus.

Response: As requested by the Commission Staff, we will update the Example table in the Fund’s prospectus to reflect redemption of the class B shares at the end of the respective periods, along with clarifying disclosure as described below. This will occur in connection with the next annual update of the Fund’s prospectus, which is expected to be dated November 30, 2014.

Please note that class B shareholders of the Fund have already received information about the impact of the contingent deferred sales charges (CDSCs) that apply to their shares. The Fund offers class B shares only by way of exchange from other Putnam

Funds (each, an “Original Fund”) offering class B shares; it does not sell class B shares under any other circumstances. Both the Original Fund’s and the Fund’s Statements of Additional Information make it clear that the class B shares of the Fund will be subject to a CDSC based upon the date of original purchase of the class B shares of the Original Fund and the CDSC schedule applicable to class B shares of the Original Fund. Thus, the Funds have disclosed to class B shareholders that the CDSC applicable to their class B shares of the Original Fund also applies to their class B shares of the Fund.

Because class B shareholders in the Fund have had a hybrid investment experience –having invested in the Original Fund and the Fund during the relevant period – the Example table in the Fund’s prospectus does not properly capture any shareholder’s situation. First, it does not reflect the “tacking” of the CDSC period, thereby overestimating the impact of the CDSC. Second, in most cases it likely understates the impact that operating expenses will have, because during a portion of the relevant period, the shareholder would have been invested in the Original Fund, which, given the relatively low expenses of the Fund, in most cases would have had higher expenses. We believe, therefore, that class B shareholders have already received sufficient and proper disclosure: they were informed that the Original Fund imposes a CDSC; they would have been provided a hypothetical expense example at the time of purchasing the Original Fund shares reflecting the assessment of the CDSC; they would have been informed that the CDSC would be deferred until the shareholder redeems shares of the Fund; and they would have been informed of the maximum CDSC in the Funds’ prospectuses.

Accordingly, it is our belief that the Example table would not normally be relied upon by an investor acquiring class B shares of Putnam Short Duration Income Fund.

When we update the Example table in the Fund’s next prospectus, we expect to include disclosure indicating that contingent deferred sales charges applied to the Fund’s class B shares will be calculated with reference to the original purchase date of class B shares of the Original fund.

2. Comment: For each of Putnam Absolute Return 100 Fund, Putnam Absolute Return 300 Fund, Putnam Absolute Return 500 Fund, Putnam Absolute Return 700 Fund, Putnam Asia Pacific Equity Fund, Putnam Multi-Cap Core Fund and Putnam Short Duration Income Fund, please state whether, in each such Fund’s most recently completed fiscal year, there were any fair valuation transfers, within the meaning of Accounting Standard Convention 820, with respect to portfolio securities held by the Fund that were required to be disclosed in such Fund’s audited financial statements for such fiscal year.

Response: We confirm, for each Fund, that there were no fair valuation transfers during such Fund’s last fiscal year involving securities representing more than one percent of the Fund’s net assets as of the end of such fiscal year. Consistent with what we understand to be common practice for registered investment companies, based in part on consultation with the Funds’ independent auditors, the Funds have a policy of not providing disclosure about transfers involving less than one percent of a Fund’s net assets. In addition, the Funds do not consider the triggering of a Fund’s fair valuation model (e.g., temporarily fair valuing non-U.S. equity securities in response to movements in the U.S. equity markets) as constituting a transfer of the relevant securities held in the Fund’s portfolio. Accordingly, the Funds did not provide disclosure about transfers in their most recent annual financial statements. In future financial statements, the Funds will disclose, if accurate, that there were no transfers involving more than one percent of a Fund’s net assets.

Putnam Short Duration Income Fund, with respect to its most recent registration statement (included in Post-Effective Amendment No. 177 to the Registration Statement on Form N-1A of Putnam Funds Trust, filed with the Commission on November 27, 2013) and the annual report for its fiscal year ended July 31, 2013, and each of the other Funds, with respect to the annual report for its most recently completed fiscal year (for Putnam Absolute Return 100 Fund, Putnam Absolute Return 300 Fund, Putnam Absolute Return 500 Fund and Putnam Absolute Return 700 Fund, February 28, 2014; for Putnam Asia Pacific Equity Fund, April 30, 2014; and for Putnam Multi-Cap Core Fund, June 30, 2014), each further acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in each such registration statement and/or annual report; (ii) Commission Staff comments do not foreclose the Commission from taking any action with respect to such registration statement and/or annual report; and (iii) the Fund may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Consistent with the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, these acknowledgments should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Funds.

I believe this letter addresses the Commission Staff’s comments. Should you have any further question, please do not hesitate to call me at (617) 760-8939. Thank you for your assistance.

Very truly yours,

/s/ James F. Clark

James F. Clark

Associate General Counsel

Putnam Investments

cc: James E. Thomas, Esq., Ropes & Gray LLP